UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 74140 / January 27, 2015

Admin. Proc. File No. 3-16280

In the Matter of

YESDTC HOLDINGS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by YesDTC Holdings, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final decision of the Commission with respect to YesDTC Holdings, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of YesDTC Holdings, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *YesDTC Holdings, Inc.*, Initial Decision Rel. No. 717 (Dec. 15, 2014), 110 SEC Docket 09, 2014 WL 7145631. The stock symbol and Central Index Key number for YesDTC Holdings, Inc., are YESD and 1449527.

INITIAL DECISION RELEASE NO. 717
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16280

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of YESDTC HOLDINGS, INC.	INITIAL DECISION ON DEFAULT December 15, 2014

APPEARANCES: Tracy Davis and Heather E. Marlow, Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on November 17, 2014, alleging that YesDTC Holdings, Inc. (YesDTC), had securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and had not filed periodic reports required by Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13. YesDTC was required to answer the OIP within ten days after service of the OIP. OIP at 2; 17 C.F.R. §§ 201.160, .220(b).

On December 1, 2014, the Division of Enforcement (Division) filed the Declaration of Heather E. Marlow to Assist Secretary with Record of Service (Declaration). The Declaration has as Exhibit 1 the USPS Tracking information for the OIP sent by certified mail to the address shown on YesDTC's last filing with the Commission. The November 21, 2014, entry deems the service package "undeliverable as addressed." Also on December 1, 2014, I issued an Order Postponing Hearing and Scheduling Prehearing Conference (Order) for December 9, 2014. *YesDTC Holdings, Inc.*, Admin. Proc. Rulings Release No. 2066, 2014 SEC LEXIS 4534. The Order stated that I would default YesDTC if it failed to answer the OIP, participate in the prehearing conference, or otherwise defend the proceeding. *Id.*

YesDTC is in default because it did not file an Answer, participate in the prehearing conference, or otherwise defend the proceeding, and I find the allegations in the OIP to be true. *See* 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I also take official notice of YesDTC's EDGAR filings pursuant to Commission Rule of Practice 323, 17 CFR § 201.323.

Findings of Fact

YesDTC, Central Index Key No. 1449527, is a Nevada corporation located in San Francisco, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). YesDTC is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ending June 30, 2011. As of August 15, 2014, Respondent's stock, symbol "YESD," was quoted on OTC Link operated by OTC Markets Group Inc., had six market makers and was eligible for the "piggyback" exception of Exchange Act rule 15c2-11(f)(3).

YesDTC's last filing with the Commission, a Form 8-K dated February 27, 2012, states that "[a]s of February 23, 2012, YesDTC Holdings Inc. will cease business operations due to its inability to secure adequate financing."

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. YesDTC has failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007).

YesDTC's failure to file timely periodic reports for over three years has resulted in violations of Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006).

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). YesDTC's violations are recurrent in that it has repeatedly failed to file periodic reports for over three years. *See Impax Lab., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). YesDTC is culpable because it knew, or should have known, of its obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, YesDTC forfeited an opportunity to show it has made efforts to remedy its past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of YesDTC's registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of YesDTC Holdings, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge

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